Exhibit 99.1

YM BIOSCIENCES ANNOUNCES FDA CLEARANCE FOR TWO
ONGOING PHASE II NIMOTUZUMAB TRIALS INTO USA

MISSISSAUGA, Canada - January 26, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), announced that the FDA has advised the Company that it may now enroll patients at US clinical sites into two ongoing randomized, double-blind Phase II trials of its lead product, nimotuzumab. One of the two trials is in non-small-cell lung cancer (NSCLC) patients who are ineligible for curative treatment and being treated palliatively and the other in patients with brain metastases from NSCLC. Current NSCLC palliative treatment and treatment for brain metastases is radiation alone.

The current trial designs were informed by previous trials with nimotuzumab in the same indications. Previous palliative data were presented at ASCO 2008 (Abstract 3037, Bebb, G) and brain metastases randomized data at EORTC-NCI-AACR Molecular Targets and Cancer Therapeutics, 2008 (Poster 505, Macias, A).

YM BioSciences announced on August 10, 2009 that its wholly-owned subsidiary, YM BioSciences USA Inc. (YM-USA) received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) that lifted the limitation on the development of nimotuzumab in the USA for patients with solid tumor cancers.

“Nimotuzumab has been demonstrating efficacy in trials throughout the world and this clearance from the FDA is an important milestone in our US development program," said David Allan, Chairman & CEO of YM BioSciences Inc. “We are very pleased that US patients will now have the opportunity to receive nimotuzumab and that a broader group of US oncologists will gain experience with it. While the rarity of any of the severe toxicities generally attributed to this class of drug has been a challenge for the credibility of nimotuzumab’s efficacy, the growing recognition of our data, which support the unique selectivity of nimotuzumab for the overexpressed receptors on tumor that uniquely permit it to discriminate between normal tissue and tumor EGFR, has heightened investigator interest in advancing nimotuzumab.”

Palliative radiotherapy to intrathoracic disease from non-small cell lung cancer trial
This Phase II study that is examining the effect of nimotuzumab when added to palliative radiotherapy to treat intrathoracic disease from NSCLC, has a target enrollment of 128 patients and is being conducted internationally. Patients diagnosed with Stage IIb or III NSCLC ineligible for curative treatment, or Stage IV NSCLC patients with progressive disease within the chest, are eligible to enroll into this study. Palliative radiotherapy is effective for improvement of symptoms resulting from lung disease, improvement in quality of life in one third of the patients, and improvement of survival. Completed Phase I studies executed in Canada and Korea have demonstrated that nimotuzumab has the prospect of optimizing palliative care in this indication with initial stimulating results in this population. The primary objective of the trial is to evaluate the difference in Overall Survival between the arms with secondary endpoints being the differences in Time to Progression, Response Rate, Quality of Life, and Progression-Free Survival.

Brain metastases trial
This Phase II study, comparing nimotuzumab plus whole-brain radiation therapy (WBRT) to WBRT alone in patients with brain metastases from NSCLC, has a target enrollment of 88 patients and is also being conducted internationally. The primary efficacy endpoint is the difference in intracranial disease progression over six months.

Both trials are currently open in Canada and are being extended into Europe, Korea, Singapore and India as well as the United States. Enrollment is targeted for completion toward the end of 2010.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development. Together with the products from merging the Australian company, Cytopia Ltd, into YM, which is to occur January 28, 2010, the Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT 3878 JAK 1/2 small molecule, CYT 997, a potent, vascular disrupting agent and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The products being developed by Cytopia, the JAK 1/2 and the VDA molecule that derived from the JAK molecule, resulted from the discovery by Dr Andrew Wilks of the JAK 1 / 2 enzymes on the kinome. Both products are currently in clinical development. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF has meant met all endpoints in each of its trials including a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com